January 24, 2006

To:	Adam Halper
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Merchandise Creations, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed January 17, 2006
File No.: 333-124460

Dear Mr. Halper:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated January 23, 2006:

General

1.

While we note the revisions made in response to comment 2 of our letter dated December 29, 2005, please revise the sentence on the prospectus front cover to also disclose that except for Texas, you have not made any determinations as to the “certain states” in which resale transactions may or may not occur. Clearly state that based on your determinations no resale transactions may occur in any state but Texas without diligence on the part of the investor. Please revise your related risk factor disclosure as well and ensure that you discuss the ramifications to investors of engaging in very limited “blue sky” work and the effort that may be required by investors to register their shares.

The disclosure on the front cover page of the prospectus has been amended, as follows:

Resale transactions may not take place due to the absence of registration or applicable exemptions. Apart from the State of Texas, we have not made any determinations as to where such resale transactions may or may not occur. Resale transactions in any State except Texas require proper diligence on the part of the investor.

Additionally, the risk factor disclosure concerning blue sky legislation has been amended, as follows:

INVESTORS MAY BE UNABLE TO SELL THEIR SHARES WITHOUT COMPLYING WITH “BLUE SKY” REGULATIONS.

Each state has its own securities laws, also known as blue sky laws, which, in part, regulates both the offer and sale of securities. In most instances, offers or sales of a security must be registered or exempt from registration under these blue sky laws of the state or states in which the security is offered and sold. The laws and filing or notification requirements tend to vary between and among states. Sales by the selling shareholders may occur in Texas. Apart from the State of Texas, we have not made any determinations as to where such resale transactions may or may not occur. Resale transactions in any State except Texas require proper diligence on the part of the investor. Investors should consult an attorney or a licensed investment professional prior to delving into blue sky laws. Failure to comply with applicable securities regulations may lead to fines or imprisonment.

OUR COMMON STOCK MAY NOT BE TRANSFERRABLE WITHOUT MEETING SECURITIES REGISTRATION REQUIREMENTS OR EXEMPTION THEREFROM.

Re: Merchandise Creations, Inc.

January 24, 2006

We have not blue skied our securities in any jurisdiction and have not identified any exemptions from registration. As a result, investors in our common stock may have difficulty selling their shares unless they are able to register their shares or find an exemption therefrom. Furthermore, broker-dealers may be unwilling or unable to act on behalf of investors in our common stock unless or until the shares are registered, or an applicable exemption from registration is identified, in certain states in which our common stock may be offered or sold.

Exhibit 23.1

2.

The consent is not dated. Also, it refers to a report dated January 9, 2005, which does not agree with the report date of January 7, 2005 in the filing. Please revise to provide a currently dated consent that appropriately refers to the audit report.

An updated consent from the independent auditors has been filed as an exhibit to the amended registration statement.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact Robert Turner at (972) 987-5880.

Sincerely,

/s/ Robert Turner

Robert Turner

President

Attachments:

Form SB-2 amendment 6, marked